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                              March 2, 2022

       Abbott Cooper
       Managing Member
       Driver Management Company LLC
       250 Park Avenue
       7th Floor
       New York, NY 10177

                                                        Re: REPUBLIC FIRST
BANCORP INC
                                                            PRRN14A filed
February 23, 2022
                                                            Filed by Driver
Management Company LLC, et al.
                                                            SEC File No.
0-17007

       Dear Mr. Cooper:

              We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised preliminary proxy statement filed February 23, 2022

       General

   1. We refer to comment 1 in our prior comment letter dated February 7, 2022 and your response. We continue
to believe that each participant's plans for Republic First is material information.
To the extent that participants do not have specific plans, please disclose this fact in
the revised proxy statement. Please revise to describe, as previously requested.
   2. Refer to comment 2 in our prior comment letter dated February 7, 2022. We continue to believe that a
participant's recent statements advocating for a sale of Republic First are material and should be
included in the proxy statement. Your revised disclosure can explain the
circumstances under which those statements were made, and may limit their scope with additional
explanation. Your statements (and explanation) may be particularly
 Abbott Cooper
Driver Management Company LLC
March 2, 2022
Page 2
         helpful to shareholders, since after they were made, the Braca Group filed beneficial ownership reports indicating that it has engaged a financial advisor to make contact with
         Republic First's financial advisor. Please revise your proxy statement, as previously requested.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameAbbott Cooper                               Sincerely,
Comapany NameDriver Management Company LLC
                                                              Division of
Corporation Finance
March 2, 2022 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName